
teeccino

INVEST IN **TEECCINO**

The #1 best-selling and most-loved coffee alternative

LEAD INVESTOR



Torsten Kuenzlen CEO Live Well Brands

Having worked for Coca-Cola and Molson Coors in senior global management positions for over 20 years and subsequently leading a $34 million Canadian per-revenue start-up as CEO to over $130 million annualized revenue and a >$1 billion unicorn Nasdaq IPO, I see great national and international potential for Teeccino. Caroline and the entire team have built a great brand and company. With additional investment I am confident that growth and the value of the company and shares will continue to grow significantly. I am therefore very excited to be Teeccino's lead investor.

Invested $50,000 this round

teeccino.com Santa Barbara California

Highlights

Highlights

1. 🏆 #1 coffee alternative brand with $13M trailing twelve months revenue
2. ☕ 100+ million cups served & 10+ million packages sold
3. 🚀 4,000 major retailers, including Whole Foods, Sprouts & Wegmans
4. 💫 43% share of the coffee alternative category in speciality grocery
5. 📣 Featured in Rolling Stone, Men's Health, Forbes, Goop & Martha Stewart
6. 🥇 Outperforms Amazon competitors - 46% better ROAS & 40% higher repeat purchase rate
7. ⭐ Founded by award-winning beverage designer for Yogi Tea & The Republic of Tea
8. 💸 We believe we're on clear strategic path to $75M+ in 2027, taking on $670B coffee & tea market

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Our Team



Caroline MacDougall Founder, Creator & CEO

Serial entrepreneur & herbal product innovator. Sourced thousands of herbs globally. Former VP of Purchasing at Celestial Seasonings. Award-winning tea designer for Yogi Tea & Republic of Tea. Co-founder of tech company that IPO'd.



Galen MacDougall Vice President of Sales

Lifelong health enthusiast & sales whiz. Expanded Teeccino sales team to a network of 150+ sales brokers nationwide, growing sales from $2.5M to $12M. Personally served Teeccino to customers at over 500 retailers throughout North America. UCLA BA.



Jerry Isenberg CFO & Chairman of the Board

Entertainment sector entrepreneur. Former COO of Hearst Entertainment Productions. Founded & exited 2 production companies. Former board member at Kayne Anderson MLP Energy Funds. Former Head of Worldwide Production for ABC Movie of the Week. Harvard MBA.



Chris Linzey National Sales Manager

Grocery industry veteran. 35+ years experience in retail, distribution & manufacturing. Led sales team at Tree of Life, driving $400M in annual sales. Doubled revenue from $15M to $30M at Avalon and Alba before their sale to Hain.



Dar Ringling Controller

Seasoned CFO/Controller at high growth manufacturers and large NPOs. Former Controller, Bragg Live Food Products, and prepared Bragg for a $400M Equity Sale. Certified Management Accountant (CMA) and Certified Financial Manager (CFM). MBA.

Why Teeccino?


#1 Coffee
teeccino
Alternative


teeccino

The **coffee alternative** that's just like the real thing - **but better**

Teeccino is on a mission to help millions of people optimize their health. Our coffee alternative blends are proprietary, delicious, and they taste, brew, and *feel* just like the real thing. **Teeccino is the gateway beverage to a healthier, caffeine-free life**—with all the satisfaction and authenticity that coffee and tea drinkers crave.

We're the category leader – and we're just getting started

#1
Coffee alternative brand on Amazon

#1
Coffee alternative brand in natural & specialty grocery

4K+
Grocery retailers including Whole Foods, Sprouts, Wegmans

$50M+
Cumulative sales

100M+
Cups served

4B+
Media impressions in 2021

Millions love coffee but **hate** its **side effects**

Our everyday lives are demanding. Our bodies think so, too:

- 75% of all doctor visits are stress-related
- 66% of Americans think it's essential to reduce coffee and caffeine
- 50% of adults suffer from sleep disorders such as insomnia
- 40% of adults have digestive disorders

For many, caffeine is a stopgap solution to the demands of daily life. **Millions of people love coffee, but hate the jitters, sleep problems, acidity, and afternoon crash.** Yet they still crave the taste, richness, versatility, routine, and energy of the real thing.


Coffee's side effects cause
66% of all adults
to want to reduce coffee and caffeine:
40%
of 40 to 65 year olds
50%
of 18 to 39 year olds
Jitters
Stress
Anxiety
Insomnia
Acid Reflux
Afternoon Crash
Source: National Coffee Association Health and Nutrition Survey, Euromoni tor International




People are **searching** for a
coffee alternative that **satisfies**
every need

Replacing coffee is a big challenge. Tea is too watery and weak to produce the robust taste a coffee drinker loves. Decaf still has caffeine and is highly acidic. Plus, people are attached to their particular ritual of brewing their morning cup.

Here are the four main needs that a caffeine-free coffee alternative must meet:


Provides roasted, rich, bold flavor
Brews like coffee
Gives a natural energy boost
Relieves acidity


Introducing Teeccino


The caffeine-free coffee alternative that tastes like coffee but feels better for you

Teeccino is a delicious blend of organic herbs like chicory, carob, dandelion and ramón seeds plus fruits and nuts that are roasted and ground to brew like coffee or steep like tea.

All our products contain the highest quality ingredients without any artificial flavors, preservatives, chemicals or stimulants like caffeine and sugar.

A cup of Teeccino brims with many health benefits including natural energy from nutrients, heart-healthy potassium and prebiotic inulin.

Teeccino's all-purpose grind can be brewed in any kind of coffee maker and our tea bags are convenient, easy to use, and preferred by tea customers .


Why is Teeccino
the leading coffee alternative?

- Tastes like coffee
- Brews like coffee *and* steeps like tea
- 40 delicious flavors that meet every taste preference
- Rich, bold, and satisfying
- Organic, gluten-free, & Kosher-certified
- Contains naturally occurring prebiotics, potassium, and pinitol
- Offers a range of functional health benefits from wellness mushrooms, adaptogenic herbs and prebiotic ingredients

- Tea bags contain 3x more herbs than standard tea bags


teeccino
CHICORY HERBAL 'COFFEE'
HAZELNUT
teeccino
CHICORY HERBAL 'COFFEE'
FRENCH ROAST
ORGANIC
teeccino
CHICORY HERBAL 'COFFEE'
MOCHA

Teeccino provides **health benefits** that include a real, **natural energy boost** from nutrients, not stimulants

When people quit coffee, one of the hardest challenges they face is fatigue due to their dependency on caffeine for quick energy. After a short period of adaptation, however, thousands of our customers have reported experiencing **more energy than ever before after switching to Teeccino.**


Natural Energy Boost from Teeccino
Pinitol from carob boosts celular energy
More potassium than sports drinks


Prebiotics help stabilize blood sugar
Adaptogens increase endurance

There are 5 major health benefits in every cup of Teeccino:


Health Benefits in every cup of Teeccino:
CAF
Caffeine Free
ACID
Acid Free
Natural Energy Boost
Heart-healthy Potassium
Prebiotic

Teeccino comes in **40+ blends that meet the desires of both coffee and tea drinkers** for a wide variety of flavors, different lifestyle requirements and functional effects.

Teeccino has 5 blend collections:

Maya Blends: Our most coffee-like blends featuring roasted ramón seeds from the Maya Biosphere Reserve.

Mediterranean Blends: Light & medium roasted blends enriched with golden roasted almonds and lightly sweetened with dates & figs.

Dandelion Blends: Certified gluten-free blends with roasted dandelion root blended with super herbs to satisfy a wide variety of taste preferences.

Mushroom Adaptogen Blends: Hot trending blends featuring wellness mushrooms optimally paired with adaptogenic herbs for stress relief and increased immunity.

increased immunity.

Prebiotic SuperBoost: Enhanced prebiotic blends with a proprietary supplement of plant-based prebiotic concentrates that promote good gut health.



Teeccino Wellness Collections:
MUSHROOM ADAPTOGEN BLENDS
For immunity
PREBIOTIC SUPERBOOST BLENDS
For gut health
DANDELION BLENDS
For detox and cleanse
REISHI ELEUTHERO



Teeccino is positioned to take on the $670B Coffee and Tea Market



$450B Coffee
$227B Organic Food & Beverage
Teeccino is at the nexus of 4 major growth markets
$118B Functional Beverages
$220B Tea


Source: SPINs Natural & Specialty Grocery, Statista, Market Data Forecast, Mordor Intelligence, Food Institute


We pioneered the coffee alternative category - and it's taking off

Teeccino is an established brand. Now, as the category experiences explosive growth, **we're ready to become a household name**—one that'll revolutionize the multibillion-dollar coffee and tea market.


We lead the coffee alternative category with powerful omni-channel distribution
4 Primary Sales Channels
GROCERY RETAILERS
DIRECT-TO-CONSUMER
E-COMMERCE
GLOBAL DISTRIBUTION

- 43% share of the Coffee Alternatives category in Natural & Specialty Grocery
- Teeccino.com has experienced 430% growth over the last 5 years
- Largest Coffee Alternative brand on Amazon with 905% growth in last 5 years.
- Exporting to 6 countries with launch in the UK and EU under progress


Teeccino's repurchase rate is

extraordinary

Teeccino has a **64% repeat purchase rate versus 39% for competitor brands** on Amazon. In addition, over 12% of Teeccino Amazon customers **purchase 10 or more times** per year.

The reason? There's simply nothing else like Teeccino! **Our brand is 'sticky'** because it's so unique and coffee drinkers drink it frequently just like coffee. Plus, Teeccino helps people transform their health!

We're on a **clear strategic path** to **$75M**



A capital injection will turbocharge revenue to $75M+
$100M
$75M
$50M
$25M
$1M
TARGET EXIT ZONE
$13M
$19M
$29M
$40M
$55M
$75M
Now
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
*Projections; future growth can't be guaranteed

A **world-class team** with decades of experience

Teeccino's team is driven by **award-winning coffee and tea veterans** with deep experience in the natural foods industry who are committed to an inspired vision of bringing the health benefits of herbs to everyone's cup.

Teeccino is led by Caroline MacDougall, **a true pioneer in the herbal and tea industries**. Caroline began her career studying, growing, and importing herbs. As Vice President of Celestial Seasonings, Caroline developed supplier partnerships and imported herbs across 6 continents when she was in her early '20's. She has designed award-winning herbal beverage lines for top tea companies including Yogi Tea, The Republic of Tea and Organic India.

Caroline's inspiration for creating Teeccino came to her in a dream when she was deeply involved in rainforest preservation work in Central America. She awoke after hearing herself say, "The next product I'm going to create is a caffeine-free cappuccino and the name of the product is Teeccino." She began roasting and grinding herbs in her kitchen to create the first herbal beverage to match the rich, roasted flavor of coffee.





Newspaper clip of Caroline's trip to Egypt for Celestial Seasonings at age 21



The **health** of **people** and the **planet** are at the **heart** of everything we do

Teeccino is building a fairer and healthier world, one delicious beverage at a time.

We are committed to maximizing impact in our partner communities, especially for women and smallholder family farmers. Teeccino's trading practices are rooted in best practice ESG standards.

Teeccino's impact includes:

- Creating new trade with smallholder farmers in rural communities
- Pioneering the harvest of wild, non-timber forest products
- Providing income opportunities for women in developing economies
- Financing rewilding projects for reforestation
- Promoting, fundraising, and donating to environmental NGOs


Ramón Seed harvest in the Maya Biosphere Reserve
Chicory harvest in India
Rewilding projects

The press can't stop talking about us!


Men'sHealth
"Your favorite morning brew, minus the caffeine."
Forbes
"Tasty, calming and comforting."
Parade
"#1 Coffee alternative recommended by Dr. Josh Axe"
RollingStone
"#1 brand of coffee alternatives"


yahoo!
"Can be enjoyed in exactly the same way as you would any cup of joe"
goop
"Great for the coffee drinker reluctant to change routine"
martha stewart
"Smoother, less acidic version of coffee"
Reader's Digest
"... provides a boost of energy without the crash that caffeine gives you."
PureWow "Best Coffee Imposter!"
Over 4 Billion Impressions in 2021!


And our **customers love us!**

We have thousands of five star reviews and enthusiastic testimonials on our website and Amazon.

Approximately **half of our customers still drink coffee** but they drink Teeccino either blended with coffee or in place of it in the afternoon and evening to reduce their caffeine consumption.

Tea drinkers are thrilled to have a caffeine-free herbal beverage that is full-bodied and can be enjoyed with creamer like regular tea.

Health-motivated customers are driven by many different conditions that are aggravated by coffee and caffeine.


64% repurchase rate!
HEALTH-MOTIVATED CUSTOMERS FIND RELIEF
COFFEE DRINKERS DRINK TEECCINO MANY WAYS
TEA DRINKERS FIND SATISFACTION
"This 'coffee' has helped me with all my problems. It has changed my life!"
Sam L.
"I'm a believer - I mix it with my espresso!"
Manohar S.
"...perfect beverage for non-coffee drinkers!"
Luisa P.
"It's truly satisfying in taste
"I especially enjoy
"I'm a serious tea


and quality without giving me any jitters or heartburn."
Jacqueline B.
afternoon to give some plzazz to my day."
Rachel M.
drinker...this absolutely fits the bill!"
Bev G.
20K+ reviews on Amazon and Teeccino.com


We're raising capital
to **turbocharge growth**

With funding we will:

- Provide promotional support to drive retail distribution
- Implement our digital marketing strategy, including investing in ad spend
- Drive sales expansion via new product lines and a global Amazon launch
- Scale our team with Marketing & E-commerce specialists


Injection of capital to accelerate growth:
New Product Innovation
✓ SuperBoost™ supplements
✓ Compostable pods
Brand Investment
✓ Social & paid advertising investment
✓ Digital campaign development
✓ Influencer marketing
Drive Sales Expansion
✓ Chain grocery placement expansion
✓ Global Amazon launch
✓ Food Service & hospitality


Our **accelerated growth** will position

us for a strong strategic **exit**

IPO or acquisition for strong return

Merger With Public Food Company	Acquisition by Tea Company	Acquisition by Beverage Company
CELESTIAL SEASONINGS	TAZO	BLUE BOTTLE COFFEE
Hain Food Group's merger with Celestial Seasoning to create The Hain Celestial Group	Ekaterra's (Unilever) acquisition of Tazo	Nestle's acquisition of Blue Bottle Coffee
5.7x EV/Revenue	**6.0x EV/Revenue**	**18.8x EV/Revenue**

Potential Return

'22 VALUATION:
$60M

'27 REVENUES:
$75M

'27 VALUE 6X:
$450M

'27 VALUE 18X:
$1.4B

Future exit & investment return are not guaranteed.

Investment Perks

(more reasons to invest in Teeccino!)

LEVEL 1: ($250+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler*



or



*Does not include shipping

LEVEL 2: ($1,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler*
- 50% off Wellness Sampler Box:



LEVEL 3: ($5,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler

LEVEL 4: ($25,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler

Sampler

- 50% off Wellness Sampler Box
- 50% off "The Works" Basket



Sampler

- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline:

Invitation to brainstorm with us and give your feedback on future products and flavors (virtual).

LEVEL 5: ($50,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline
- Tour of the factory and a cup of Teeccino with the founder



LEVEL 6: ($100,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline
- Tour of the factory and a cup of Teeccino with the founder
- Dinner in Santa Barbara with Caroline MacDougall (CEO) and Galen MacDougall (Vice President of Sales)

LEVEL 7: ($250,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline
- Tour of the factory and a cup of Teeccino with the founder

- Dinner in Santa Barbara with Caroline MacDougall (CEO) and Galen MacDougall (Vice President of Sales)
- A custom blend of Teeccino formulated according to your lifestyle and flavor preferences.

Invest in the gateway beverage to optimal living - for **healthier people** and a **healthier planet**



REISHI ELEUTHERO
MACADAMIA NUT
VANILLA NUT
CHAGA ASHWAGANDHA
FRENCH ROAST
DANDELION CARAMEL NUT
DARK CHOCOLATE
HAZELNUT
DANDELION MOCHA MINT
MACA CHOCOLATE
DANDELION DARK ROAST